                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  Schedule 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (Amendment No. 1)



                            KNAPE & VOGT MFG CO CL B
                               (Name of Issuer)

                                  COMMON STOCK
                         (Title of Class of Securities)

                                    498782200
                                 (CUSIP Number)

Check the following space if a fee is being paid with this statement:  [_]

(A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in the prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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PAGE 2                            SCHEDULE 13G

                   Under the Securities Exchange Act of 1934


  CUSIP NO.: 498782200


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 1.  NAME OF REPORTING PERSON, S.S OR I.R.S. IDENTIFICATION NO. OF THE
     ABOVE PERSON

     Comerica Bank                        38-0477375

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 2.  CHECK THE APPROPRIATE LETTER IF A MEMBER OF A GROUP:
     (a) [_]
     (b) [_]

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 3.  SEC USE ONLY


------------------------------------------------------------------------------
 4.  CITIZENSHIP OR PLACE OF ORGANIZATION:

     Michigan Banking Corporation

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                     5.   SOLE VOTING POWER:

     NUMBER OF            0

      SHARES       -----------------------------------------------------------
                     6.   SHARED VOTING POWER:
   BENEFICIALLY
                          0
     OWNED BY
                   -----------------------------------------------------------
       EACH          7.   SOLE DISPOSITIVE POWER:

    REPORTING             284,637

      PERSON       -----------------------------------------------------------
                     8.   SHARED DISPOSITIVE POWER:
       WITH
                          12,710
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 9.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

     297,347
------------------------------------------------------------------------------
10. CHECK THE SPACE BELOW IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

     [_]
------------------------------------------------------------------------------
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9:

     14.68%

------------------------------------------------------------------------------
12.  TYPE OF REPORTING:

     BK
------------------------------------------------------------------------------
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PAGE 3                           SCHEDULE 13G

                   Under the Securities Exchange Act of 1934

Check the following space if a fee is being paid with this statement:    [_]

Item 1(a):   Name of Issuer:

             KNAPE & VOGT MFG CO CL B

Item 1(b):   Address of Issuer's Principal Executive Offices:

             2700 Oak Industrial Drive NE
             Grand Rapids, MI 49505

Item 2(a):   Name of Person Filing:

             Comerica Bank

Item 2(b):   Address of Principal Business Officer, or if none, Residence:

             One Detroit Center
             Detroit, MI 48275

Item 2(c):   Citizenship:

             Michigan Banking Corporation

Item 2(d):   Title of Class of Securities:

             COMMON STOCK

Item 2(e):   Cusip Number:

             498782200

Item 3: This statement is filed in pursuant to Rules 13d-1(b), or 13d-2(b). The filing person is a Bank as defined in Section 3(a)(6) of the Act.

Item 4:      Ownership:

      (a)    Amount Beneficially Owned:                                 297,347

      (b)    Percent of Class:                                            14.68%

      (c)    Number of Shares as to which such person has:

             (i)   sole power to vote or direct the vote:                     0

             (ii)  shared power to vote or direct the vote:                   0

             (iii) sole power to dispose or direct the disposition:     284,637

             (iv)  shared power to dispose or direct the disposition:    12,710

Item 5:      Ownership of Five Percent of Less of a Class:

             If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check
             the following:     [_]

Item 6:      Ownership of More than Five Percent on Behalf of Another Person:
             KNAPE & VOGT MFG  P/S           235,356             11.62%
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                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

Item 7: Identification and Classification of the Subsidiary Which Acquired the Security being Reported on by the Parent Holding
             Company:


Item 8:      Identification and Classification of Members of the Group:



Item 9:      Notice of Dissolution of Group:



Item 10:     Certification:

             By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant of any such transaction having such purposes or effect.

             After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

             Date:  07/26/2000

             Comerica Bank

               /s/ Stephen Graef

             By: Stephen Graef
             Vice President, Comerica Bank